SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                       For the month of September 30, 2001

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F)

                          Form 20 F [X]   Form 40 F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934)

                                Yes [ ]   No [X]


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              NYMOX PHARMACEUTICAL CORPORATION
                                              --------------------------------
                                              (Registrant)

Date:  November 9, 2001

                                     NYMOX
                                [OBJECT OMITTED]


CORPORATE PROFILE
-----------------

Nymox Pharmaceutical Corporation is a biotechnology company with two unique proprietary products on the market, and a significant R&D pipeline of products in development. Nymox is a leader in the research and development of products for the diagnosis and treatment of Alzheimer's disease, an affliction of more than 15 million people around the world. Nymox is currently marketing AlzheimAlert(TM), a urinary test that is the world's only accurate, non-invasive aid in the diagnosis of Alzheimer's disease. Nymox also is developing treatments aimed at the causes of Alzheimer's disease. One program targets spherons, which Nymox researchers believe are a source of the senile plaques found in the brains of patients with Alzheimer's disease. Another distinct program targets the brain protein (neural thread protein) detected by its AlzheimAlert(TM) test and implicated in widespread brain cell death seen in Alzheimer's disease. Nymox is developing new antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E. coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Nymox also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis. Nymox also has several other drug candidates and technologies in development.

Message to Shareholders
-----------------------

Nymox is pleased to present its results for the third quarter of 2001.

During this quarter, there was a substantial increase in the awareness and recognition of Nymox's AlzheimAlert(TM) product. AlzheimAlert(TM) is Nymox's state of the art patented urine test designed to aid physicians in the diagnosis of Alzheimer's disease. The test uses urine samples to detect the levels of a brain protein called neural thread protein (NTP) known to be elevated in patients with Alzheimer's disease. AlzheimAlert(TM) is available to physicians through the Company's certified Clinical Reference Laboratory in Maywood, New Jersey at a cost of $295.

There is a strong consensus among healthcare experts about the need for the early accurate diagnosis of Alzheimer's disease for treatment and care. The importance of early diagnosis has been identified for example by the Surgeon General in his Report on Mental Health and more recently by the American Medical Association in its media briefing on Alzheimer's disease.

On September 25, Nymox announced an agreement with HealthScreen America for the use of AlzheimAlert(TM). HealthScreen America is a leading national preventive medical organization with a focus on state of the art personal health management, wellness, and preventive health services. HealthScreen America, a subsidiary of HealthScreen International, operates facilities serving individuals from across the U.S.

During this quarter, the reliability of Nymox's AlzheimAlert(TM) test was the subject of several important scientific and healthcare publications, broadcasts, and interviews.

In July, a review article published in the Journal of Alzheimer's Disease (2001; 3: 345-353), an important peer-reviewed scientific journal, said that the results of studies suggest that NTP, the brain protein detected by Nymox's AlzheimAlert(TM) test, "is an excellent biomarker that could be helpful in the routine clinical evaluation of elderly patients at risk for AD." The Journal of Alzheimer's Disease is an international multidisciplinary journal dedicated to original research into Alzheimer's disease.

The article reviews the results of the many studies which have consistently shown that elevated NTP levels in brain tissue, cerebrospinal fluid and urine correlate with Alzheimer's disease. The article entitled "The AD7c-NTP neuronal thread protein biomarker for detecting Alzheimer's disease" is authored by Dr. Suzanne de la Monte and Dr. Jack Wands of Brown University, the leaders of the research team which first discovered NTP and its link to Alzheimer's disease at Harvard University. The article also provides a detailed and extensive review of the more than a decade of research leading to the discovery and characterization of NTP and its gene, the development of highly sensitive assays to detect the brain protein first in cerebrospinal fluid and then in urine and the connection between overproduction of NTP and the disease processes associated with Alzheimer's disease.

In August, ASRT Scanner, the official newsmagazine for the more than 90,000 members of the American Society of Radiologic Technologists, described Nymox's AlzheimAlert(TM) test as a "promising diagnostic test" available to physicians across the United States in a cover story on Alzheimer's disease. Also in August, RN, the widely circulated magazine for registered nurses, provided its readers with detailed illustrated product information about AlzheimAlert(TM).

The ASRT Scanner article, "Conversing with Alzheimer's," highlighted the communication problems presented by Alzheimer's disease patients and reviewed the prevalence, symptoms, diagnosis, treatment and clinical progression of this devastating illness. The article stated that "a promising diagnostic test, AlzheimAlert(TM), measures elevations of a neural thread protein, AD7C-NTP, in urine. Many studies consistently show that elevated levels of the protein in the brain tissue, cerebrospinal fluid and the urine correlate with AD."

The story, "Urine Test Can Help Diagnose Alzheimer's Disease" in RN magazine, stated that "AlzheimAlert(TM) can assist clinicians in early diagnosis of Alzheimer's disease to optimize care. Conversely, by ruling out Alzheimer's disease, it allows healthcare professionals to avoid unnecessary testing and focus on the other possible, reversible causes of cognitive changes."

AlzheimAlert(TM) was the focus of a special interview aired on American Health Radio on Monday, August 20. The nationally recognized American Health Radio show is hosted by Scott Broder, and is one of the premier and longest running health and fitness shows in the country. It is broadcast on WRMN AM 1410 in Chicago and globally on the internet at www.wrmn1410.com.

On July 10, Nymox announced that AlzheimAlert(TM) is a tool increasingly used by forensic experts in order to address some of the complex legal issues surrounding the diagnosis of Alzheimer's disease. AlzheimAlert(TM) tests have been ordered by parties in both civil and criminal proceedings in order to assist in determining a diagnosis of Alzheimer's disease. The need for an accurate diagnosis of Alzheimer's disease arises in a wide range of important legal contexts. In criminal proceedings, the finding that a defendant suffers from Alzheimer's disease may be relevant to an insanity defense or to competency to stand trial. Other issues include whether a witness is competent to testify or is otherwise believable because of the effects of Alzheimer's disease. In the civil arena, questions concerning the reliability of the diagnosis of Alzheimer's disease arise when the capacity of a person to make informed medical decisions, to manage his or her affairs, or to change a will becomes an issue. As the baby boom generation ages, these types of issues surrounding the diagnosis of Alzheimer's disease can be expected to occur more frequently.

In addition to all the progress with awareness and recognition of AlzheimAlert(TM), interest in the Company's NicAlert(TM) product also continued to progress during this quarter.

On July 12, Nymox announced that it had entered into an agreement for the non-exclusive distribution of NicAlert(TM) in Korea. The Company expects to conclude similar agreements for Australia, Switzerland and the United States.

Environmental tobacco smoke (second-hand smoke) poses serious public policy issues. The first National Report on Human Exposure to Environmental Chemicals, released by the Centers for Disease Control and Prevention in March, cautioned that exposure to second-hand smoke, particularly for children, remains a major public health concern. Environmental tobacco smoke is listed as a known human carcinogen in the Ninth Report on Carcinogens released by the National Toxicology Program of the National Institute of Environmental Health Sciences. In response to these public health concerns, municipalities and states have enacted or have under consideration various forms of bans on smoking in public places and in restaurants and bars.

On July 24, Nymox announced that it had entered into an agreement in June to provide NicAlert(TM) tests for a large study of second-hand smoke exposure. The study will be directed at populations at risk for second-hand smoke exposure, including children and restaurant and bar workers. The study involves a $48,000 contract to Nymox. The multicenter study will be headed by J. Dylewski MD of McGill University and St. Mary's Hospital in Montreal and is funded by the Foundation for Nutritional Advancement of Boston, MA.

In this quarter, we continued to make progress in our several major drug development programs.

There is a pressing need in the beef industry to address the problem of E. coli contamination in meat processing and in livestock. E. coli contamination has triggered massive recalls of ground beef in the U.S.. Cattle are a natural reservoir for the deadly strain of E. coli. Water contamination from cattle operations have resulted in public health tragedies. In September 1999, two people died and 781 became ill as a result of contaminated water from a well at a county fairground outside Albany, New York. In May 2000, seven people died and 2,300 became ill in Walkerton, Ontario as a result of such contamination.

On July 17, Nymox announced that further studies of Nymox's antimicrobial treatment, NXC 4720, by scientists at Nymox's collaborator, Biophage Inc., have shown significant useful effects on treating E. coli O157:H7 contamination of meat. Rosemonde Mandeville, M.D., Ph.D., the President and CEO of Biophage, said, "These are encouraging results for the treatment of surface contamination of meat by E. coli O157:H7. Nymox's novel NXC 4720 shows great potential."

E. coli O157:H7 bacteria are recognized as a serious public health problem throughout the world. The Centers for Disease Control and Prevention estimates that in the United States alone, 73,000 cases occur every year as a result of E.coli O157:H7 contamination of hamburger meat and other food and drink products and of drinking water supplies. This type of E.coli infection often causes severe bloody diarrhea and abdominal cramps and can cause kidney failure, particularly in children under the age of five and in the elderly, often leading to long term kidney problems and, in some cases, death.

On August 17, Nymox announced the appointment of Paul A. Kraus MD as clinical consultant. Dr. Kraus will be serving in an active advisory role in Nymox's clinical trial activities. Dr. Kraus is a highly experienced surgeon with many years of experience in research, conducting Phase II and III clinical trials. He was named one of Connecticut's best physicians in the Connecticut Magazine of June 1996. Dr. Kraus serves as a Sub-Investigator for Connecticut Clinical Research Center. Dr. Kraus received his medical training from Dartmouth Medical School and McGill University Faculty of Medicine. He completed his residency at Yale University School of Medicine. He served with the U.S. Army Medical Corps from 1971 to 1973 as Chief of Urology in Saigon, Vietnam and was awarded the Bronze Star. He received his Diplomat of the American Board in 1975. Dr. Kraus is part of the attending staff at Waterbury Hospital and St. Mary's Hospital in Waterbury, CT. He is an active member in several organizations including the American Medical Association, American Urological Association, and Yale Society of Urologic Surgeons. He has held several academic appointments with Yale University School of Medicine, and is currently Director of the Yale Urology Residency Program in Waterbury.

On September 28, Nymox announced that it will sponsor the Third Manhattan Alzheimer Disease Conference in New York in November 2001. The previous Manhattan Alzheimer Conferences sponsored by Nymox in 1998 and 2000 successfully featured world experts presenting new findings in basic science, clinical trials, and a range of topics in ethics, law and social issues. The 2001 conference will be held on November 28. The Conference date was rescheduled in the aftermath of the tragic events of September 11.

As at the earlier Manhattan Conferences, the 2001 Conference will have significant new research advances and a world class group of speakers and panelists. The meeting is expected again to provide a highly sophisticated forum for the state of the art material to be presented. The Conference will have a special focus on the medical, social and ethical ramifications of testing with the new emerging diagnostics, in particular in the area of Alzheimer's disease.

We wish to thank our over 4,000 shareholders for their valuable continued support. Nymox welcomes the challenges ahead and is confident that it will continue to meet or surpass its important milestones.



/s/ Paul Averback

Paul Averback MD, DABP
President & CEO
November 9, 2001

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview
The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and service fees and has not been profitable to date. We refer to the Corporate Overview on page 1 of this financial report for a discussion of the Company's research and development projects and its product pipeline.

Revenues
Revenues from sales and licensing fees amounted to $398,295 for the nine months ended September 30, 2001, compared with $123,584 for the same period in 2000. The increase is attributable to higher sales for AlzheimAlert(TM) ($174,375) and NicAlert(TM) ($96,518), and to research and licensing contracts ($127,402). Interest revenue was $14,453 for the period ended September 30, 2001 compared to $53,859 for the same nine-month period in 2000, due to lower average cash balances.

Research and Development
Research and development expenditures were $1,145,390 for the period ended September 30, 2001, compared with $1,608,346 for the period ended September 30, 2000. Management restructured its R&D activities resulting in fewer employees and decreases in salary expenses while maintaining its development of the products in the Company's pipeline.

Marketing Expenses
Marketing expenditures were $219,773 for the period ended September 30, 2001, compared with $262,243 for the period ended September 30, 2000. Management restructured its marketing activities resulting in a decrease in expenditures.

Administrative Expenses
General and administrative expenses amounted to $715,518 for the period ended September 30, 2001, compared with $1,080,350 for the same period in 2000. The decrease is principally due to reductions in professional fees.

Long-Term Commitments
Nymox has no financial obligations of significance other than long-term lease commitments for its premises of $15,165 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2001 and $43,000 in 2002.

Results of Operations
Net losses for the nine months ended September 30, 2001 were $2,053,707, or $0.09 per share, compared to $3,014,470, or $0.15 per share, for the same period in 2000. The weighted average number of common shares outstanding for the period ending

September 30, 2001 were 21,744,831 compared to 20,732,514 for the same period in 2000.

Liquidity and Capital Resources
As of September 30, 2001, cash totaled $666,938 and receivables totaled $218,639. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. As at September 30, 2001, four drawings have been made under this Share Purchase Agreement, for total proceeds of $1,436,364. Specifically, on August 16, 2000, 152,616 common shares were issued at a volume weighted average price of US$3.2924 per share; on October 12, 2000, 137,889 common shares were issued at a volume weighted average price of US$3.6261 per share, on February 7, 2001, 161,696 common shares were issued at a volume weighted average price of US$2.0240 and on May 31, 2001, 56,108 common shares were issued at a volume weighted average price of US$1.9466.

On March 6, 2001, 200,000 shares were issued at a price of US$2.06 in a private placement for total proceeds of $412,000. The private placement included 100,000 warrants, which expire on March 6, 2003, exercisable at a price of US$2.06. On August 3, 2001, 80,000 shares were issued at a price of US$2.50 in a private placement for total proceeds of $200,000. On August 22, 2001, 140,000 shares were issued at a price of US$3.75 in a private placement for total proceeds of $525,000. A total of $279,641 was also raised through stock option exercises by two former board members at prices ranging from $2.25 to $3.20.



     This message contains certain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management's current expectations. Such factors are detailed from time to time in Nymox's filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg








                 Consolidated Financial Statements of
                 (Unaudited)


                 NYMOX PHARMACEUTICAL
                 CORPORATION



                 Periods ended September 30, 2001, 2000 and 1999

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999




Financial Statements

     Consolidated Balance Sheets.............................................  1

     Consolidated Statements of Operations...................................  2

     Consolidated Statements of Deficit......................................  3

     Consolidated Statements of Cash Flows...................................  4

     Notes to Consolidated Financial Statements..............................  5

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2001, with comparative figures as at December 31, 2000 (in US dollars)

------------------------------------------------------------------------------
                                                September 30,     December 31,
                                                    2001             2000
------------------------------------------------------------------------------
                                                 (Unaudited)       (Audited)

Assets

Current assets:
  Cash                                          $     666,938    $     565,711
  Accounts and other receivables                      218,639          101,517
  Research tax credits receivable                      19,076           10,457
  Inventory                                            10,394            4,325
  Prepaid expenses                                     17,500           67,500
------------------------------------------------------------------------------
                                                      932,547          749,510

Capital assets                                      3,476,704        3,546,616

Deferred share issuance costs                         209,364          222,512

------------------------------------------------------------------------------
                                                $   4,618,615    $   4,518,638
------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities      $     312,092    $     323,774
  Note payable, prime plus 2% due June 2002           396,774                -
------------------------------------------------------------------------------
                                                      708,866          323,774

Non-controlling interest                              933,922          933,922

Shareholders' equity:
  Share capital (note 2)                           25,096,945       23,243,941
  Deficit                                         (22,121,118)     (19,982,999)
------------------------------------------------------------------------------
                                                    2,975,827        3,260,942

Subsequent event (note 5)

------------------------------------------------------------------------------
                                                $   4,618,615    $   4,518,638
------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999
(in US dollars)

-----------------------------------------------------------------------------------------------------------
                          Three months ended September 30,             Nine months ended September 30,
-----------------------------------------------------------------------------------------------------------
                        2001           2000           1999           2001           2000           1999
-----------------------------------------------------------------------------------------------------------

Revenue:
  Sales              $    83,128    $    50,096    $    18,710    $   300,893    $   123,584    $   123,672
  License fees            97,402              -              -         97,402             -              -
  Interest                 2,894         19,627         11,449         14,453         53,859         29,388
-----------------------------------------------------------------------------------------------------------
                         183,424         69,723         30,159        412,748        177,443        153,060

Expenses:
  Research and
   development           466,744        499,538        270,001      1,145,390      1,608,346        859,843
  Less investment
   tax credits            (5,068)          (299)       (11,972)        (8,619)        (7,952)       (13,265)
-----------------------------------------------------------------------------------------------------------
                         461,676        499,239        258,029      1,136,771      1,600,394        846,578
  Marketing               59,692        122,528        203,233        219,773        262,243        732,727
  General and
   administrative        223,978        262,606        313,993        715,518      1,080,350        720,510
  Cost of sales           32,627         21,863         53,008         97,955         65,587        183,835
  Depreciation and
   amortization           99,505         77,818         49,202        292,047        170,946        116,496
  Interest and bank
   charges                 1,530          9,543          7,865          4,391         12,393         10,087
-----------------------------------------------------------------------------------------------------------
                         879,008        993,597        885,330      2,466,455      3,191,913      2,610,233

Gain on disposal
 of capital assets             -              -              -              -              -        (46,684)

-----------------------------------------------------------------------------------------------------------
Net loss             $  (695,584)   $  (923,874)   $  (855,171)   $(2,053,707)   $(3,014,470)   $(2,410,489)
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
Loss per share       $    (0.03)    $     (0.04)   $     (0.04)   $     (0.09)   $     (0.15)   $     (0.12)
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
Weighted average
 number of common
 shares outstanding   21,945,479     21,028,767     19,932,804     21,744,831     20,732,514     19,847,612
-----------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999
(in US dollars)

-----------------------------------------------------------------------------------------------------------------
                           Three months ended September 30,                Nine months ended September 30,
-----------------------------------------------------------------------------------------------------------------
                         2001            2000            1999            2001            2000            1999
-----------------------------------------------------------------------------------------------------------------

Deficit, beginning
 of period           $(21,400,535)   $(17,999,396)   $(13,846,838)   $(19,982,999)   $(15,605,816)   $(12,256,479)

Net loss                 (695,584)       (923,874)       (855,171)     (2,053,707)     (3,014,470)     (2,410,489)

Share issue costs         (24,999)        (25,114)              -         (84,412)       (328,098)        (35,041)

-----------------------------------------------------------------------------------------------------------------
Deficit, end of
 period              $(22,121,118)   $(18,948,384)   $(14,702,009)   $(22,121,118)   $(18,948,384)   $(14,702,009)
-----------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999
(in US dollars)

-----------------------------------------------------------------------------------------------------------------
                           Three months ended September 30,             Nine months ended September 30,
-----------------------------------------------------------------------------------------------------------------
                          2001           2000           1999          2001           2000           1999
-----------------------------------------------------------------------------------------------------------------
Cash flows from
 operating activities:
  Net loss             $ (695,584)   $  (923,874)   $ (855,171)   $(2,053,707)   $(3,014,470)   $(2,410,489)
  Adjustments for:
    Depreciation and
     amortization          99,505         77,818        49,202        292,047        170,946        116,496
    Gain on disposal
     of capital
     assets                     -              -             -              -              -        (46,684)
  Change in
   operating assets
   and liabilities        (53,272)      (207,094)     (137,174)       (93,492)      (245,810)        (5,501)
-----------------------------------------------------------------------------------------------------------
                         (649,351)    (1,053,150)     (943,143)    (1,855,152)    (3,089,334)    (2,346,178)

Cash flows from
 financing activities:
  Proceeds from
   issuance of share
   capital              1,004,640        500,000       445,160      1,853,004      4,500,000        969,254
  Share issue costs       (24,999)       (15,000)            -        (71,264)      (365,365)       (35,041)
  Repayment of note
   payable                      -              -             -              -       (346,428)             -
  Issuance of short-
   term debt                    -              -             -        396,774              -              -
-----------------------------------------------------------------------------------------------------------
                          979,641        485,000       445,160      2,178,514      3,788,207        934,213

Cash flows from
 investing activities:
  Additions to
   capital assets         (73,305)       (99,524)      (60,471)      (222,385)      (264,836)       (95,238)
  Proceeds on
   disposal of
   capital assets               -              -             -            250              -        189,084
  Net proceeds on
   maturity of short-
   term investments             -              -             -              -              -      1,282,864
-----------------------------------------------------------------------------------------------------------
                          (73,305)       (99,524)      (60,471)      (222,135)      (264,836)     1,376,710
-----------------------------------------------------------------------------------------------------------
Increase (decrease)
 in cash                  256,985       (667,674)     (558,454)       101,227        434,037        (35,255)

Cash, beginning of
 period                   409,953      1,551,074     1,018,105        565,711        449,363        494,906
-----------------------------------------------------------------------------------------------------------
Cash, end of period    $  666,938    $   883,400    $  459,651    $   666,938    $   883,400    $   459,651
-----------------------------------------------------------------------------------------------------------
Supplemental
 disclosure to
 statements of
 cash flows:
  (a) Interest paid    $    1,530    $     9,543    $    7,865    $     4,391    $    12,393    $    10,087
  (b) Non-cash
       transactions:
      Acquisition of
       Serex, Inc.
       by issuance of
       common shares            -        191,261             -              -        849,086              -
      Amortization of
       deferred share
       issue costs              -         10,114             -              -         10,114              -
-----------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


     Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer's disease. The Corporation is currently marketing AlzheimAlert(TM), a urinary test that aids physicians in the diagnosis of Alzheimer's disease, and is developing treatments aimed at the causes of Alzheimer's disease. The Corporation also markets NicAlert(TM), a test that uses urine or saliva to detect use of tobacco products. The Corporation is developing a new class of antibacterial agents for the treatment of urinary tract and other bacterial infections in humans which have proved highly resistant to conventional antibiotic treatments and for the treatment of E-coli 0157:H7 bacterial contamination in hamburger meat and other food and drink products. Under development at its subsidiary, Serex, Inc., are a potential saliva-based cholesterol test and a potential test for osteoporosis.

     Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

     The Corporation is listed on the NASDAQ Stock Market.


1.   Basis of presentation:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

          Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, the consolidated financial statements for the comparative figures for the periods ended September 30, 1999 have been presented in US dollars using the convenience translation method whereby by all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2001, 2000 and 1999
(in US dollars)

--------------------------------------------------------------------------------


1.   Basis of presentation (continued):

     (b) Interim financial statements:

         The unaudited consolidated balance sheets as at September 30, 2001 and the unaudited consolidated statements of operations, deficit and cash flows for the three and nine-month periods ended September 30, 2001, 2000 and 1999 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended December 31, 2000.


2.   Share capital:

     During the nine-month period ended September 30, 2001, the Company issued 735,804 common shares for total aggregate proceeds of $1,853,004, as follows:

     ---------------------------------------------------------------------------
                                                        Shares        Dollars
     ---------------------------------------------------------------------------

     Private placements                                420,000      $ 1,137,000
     Common stock purchase agreement                   217,804          436,364
     Exercise of options                                98,000          279,640

     ---------------------------------------------------------------------------
                                                       735,804      $ 1,853,004
     ---------------------------------------------------------------------------


     ---------------------------------------------------------------------------

3.   Canadian/US Reporting Differences:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

-----------------------------------------------------------------------------------------------------------
                        Three months ended September 30,             Nine months ended September 30,
-----------------------------------------------------------------------------------------------------------
                        2001          2000          1999           2001            2000           1999
-----------------------------------------------------------------------------------------------------------

Net loss, Canadian
 GAAP                $ (695,584)   $ (923,874)   $ (855,171)   $ (2,053,707)   $ (3,014,470)   $ (2,410,489)

Adjustments:
  Amortization of
   patents (i)           26,150          (214)      (22,803)         52,496           4,178         (49,942)
  Change in
   reporting
   currency (iii)             -             -        25,076               -               -          70,682
  Stock-based
   compensation
   options
   granted to
   non-employees
   (ii)                       -             -             -         (15,595)              -               -
-----------------------------------------------------------------------------------------------------------
                         26,150          (214)        2,273          36,901           4,178          20,740

-----------------------------------------------------------------------------------------------------------
Net loss, U.S.
 GAAP                $ (669,434)   $ (924,088)   $ (852,898)   $ (2,016,806)   $ (3,010,292)   $ (2,389,749)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Loss per share,
 U.S. GAAP           $    (0.03)   $    (0.05)   $    (0.04)   $      (0.09)   $      (0.19)   $     (0.12)
-----------------------------------------------------------------------------------------------------------


     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

-------------------------------------------------------------------------------
                                                     September 30,
-------------------------------------------------------------------------------
                                          2001           2000           1999
-------------------------------------------------------------------------------

Shareholders' equity, Canadian GAAP   $ 2,975,827    $ 3,313,666    $ 2,210,955

Adjustments:
  Amortization of patents (i)             (95,450)      (163,239)      (216,391)
  Stock-based compensation -
   options granted to non-employees
   (ii):
     Cumulative compensation expense   (1,221,138)    (1,000,416)      (749,038)
     Additional paid-in capital         1,273,701      1,000,416        785,031
  Change in reporting currency (iii)      (62,672)            -         (11,240)
-------------------------------------------------------------------------------
                                         (105,559)      (163,239)      (191,638)
-------------------------------------------------------------------------------
Shareholders' equity, U.S. GAAP       $ 2,870,268    $ 3,150,427    $ 2,019,317
-------------------------------------------------------------------------------

     (i) In accordance with APB Opinion 17, Intangible Assets, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For Canadian GAAP purposes, the patents are amortized commencing in the year of commercial production of the developed products.

     (ii) In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

     (iii) The Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.


4.   Segment disclosures:

     Geographic segment information was as follows:

     ---------------------------------------------------------------------------
                                                                      United
                                                  Canada              States
     ---------------------------------------------------------------------------

     Revenues:
       2001                                    $    142,036       $    270,712
       2000                                          53,859            123,584
       1999                                          29,388            123,672

     Net loss:
       2001                                      (1,626,369)          (427,338)
       2000                                      (1,879,670)        (1,134,800)
       1999                                      (1,799,785)          (610,704)

     Identifiable assets:
       September 30, 2001                         4,124,297            494,318
       December 31, 2000 (audited)                4,110,466            408,172
     ---------------------------------------------------------------------------


5.   Subsequent event:

     In October 2001, the Corporation completed a private placement and issued 110,000 common shares for proceeds of $412,500.